UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-16-02
1-1687

03006072

January 24, 2003

Act 1934
Section 14A-8
Rule
Public Availability 1-24-2003

David H. McClain
Assistant Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001

Re: PPG Industries, Inc.
Incoming letter dated December 16, 2002

Dear Mr. McClain:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to PPG by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated January 9, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-2740
Fax: (412) 434-4291
dhmcclain@ppg.com

David H. McClain
Assistant Counsel

RECEIVED
2002 DEC 18 PM 12: 30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SEC MAIL PROCESSING
RECEIVED
DEC 17 2002
WASH. DC 189 SECTION

December 16, 2002

Division of Corporation Finance
Office of the Chief Executive
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

PPG Industries, Inc. ("PPG") received a letter on October 29, 2002 from the International Brotherhood of Teamsters General Fund (the "Teamsters") containing a proposal (the "Proposal") for inclusion in PPG's 2003 annual meeting proxy material.

As more fully set forth below, we believe that the Proposal may be excluded from the 2003 proxy material under Rule 14a-8(i)(3) because the Proposal and supporting statement are false and misleading in violation of the SEC's proxy rules.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, PPG hereby files notice of its intention to omit the Proposal. Six copies of the Teamsters' letter containing the Proposal and supporting statement, as well as six copies of this letter, are included herewith.

I. The Proposal:

The Proposal is as follows:

Option Expensing Proposal

> Resolved, that the shareholders of PPG Industries ("PPG" or "the Company") hereby request that PPG's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies focused on short-term stock prices rather than long-term corporate value.

A recent Standard & Poor's report indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Globe and Mail. "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a New York Times Op-Ed piece on July 24, 2002:

> "There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom – examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all CEO's have told their shareholders that options are cost-free...

> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?"

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Washington Post and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act.

We urge a Vote **FOR** this proposal.

II. Grounds for Omission:

PPG believes the Proposal may be omitted for the following reason:

Rule 14a-8(i)(3). The Proposal And Supporting Statement May Be Excluded Or Must Be Amended Because They Are False And Misleading In Violation Of The SEC's Proxy Rules

The Proposal and supporting statement are contrary to the SEC's proxy rules because they are false and misleading in violation of Rule 14a-9. Rule 14a-8(i)(3) permits a company to omit from its proxy material a shareholder proposal and supporting statement if the proposal or statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in the proxy soliciting material.

The supporting statement misleadingly cites a Standard & Poor's report stating that expensing of stock options would lower operating earnings "by as much as 10%." Footnote 5 to PPG's consolidated financial statements accompanying its Annual Report of Form 10-K for the year ended December 31, 2001 indicates that expensing stock options would have decreased PPG's earnings for the years 1999, 2000 and 2001 by $0.14, $.013 and $0.14 per share, on earnings of $3.23, $3.57 and $2.29 per share, respectively. This equates to an earnings impact of only 4.3%, 3.6% and 6.1%, respectively. Accordingly, the impact is consistently far less than the 10% decline highlighted by the Teamsters. This information is publicly available to all of PPG's shareholders, including the Teamsters. Thus, it is highly misleading for the supporting statement to allege a potential impact far in excess of the actual impact that could be easily calculated from PPG's public filings.

Based on the foregoing, PPG hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from PPG's 2003 proxy materials Rule 14a-8(i)(3).

III. Conclusion:

Based on the foregoing, PPG believes that the Proposal may be omitted from the 2003 proxy material pursuant to Rule 14a-8(i)(3) because the Proposal is false and misleading in violations of the SEC's Proxy Rules.

In accordance with Rule 14a-8(d), six additional copies of this letter are enclosed. By copy of this letter, PPG is notifying the Teamsters of its intention to omit the Proposal from the 2003 proxy material.

Very truly yours,

PPG INDUSTRIES, INC.

David H. McClain

DHM/dw

Enclosures

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

October 29, 2002

RECEIVED
OCT 30 2002
LAW DEPARTMENT

BY FAX: 412.434.2490
BY UPS NEXT DAY

Mr. Michael C. Hanzel
Secretary and Corporate Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Mr. Hanzel:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2003 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only union delivery.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

Enclosures
CTK/jph

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 25, 2002

VIA FACSIMILE & OVERNIGHT MAIL
Mr. Michael C. Hanzel
Secretary and Corproate Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: International Brotherhood of Teamsters General Fund

Dear Mr. Hanzel:

This letter will serve as formal confirmation that the International Brotherhood of Teamsters General Fund is the beneficial owner of 60 shares of PPG Industries Inc. common stock. Please be advised that these shares have been held for more than one year and are registered in The Bank of New York's DTC nominee name of Cede & Co., and are held in account # 681102. The security positions have a market value in excess of $2,000.00.

If you have any questions or require additional information, please do not hesitate to call me directly at (212) 635-6121.

Very truly yours,

Elizabeth A. Baulch
Vice President
The Bank of New York as Custodian
for the International Brotherhood of Teamsters General Fund

cc: Joseph P. Horgan, Project Administrator/Corporate Affairs – International Brotherhood of Teamsters

Option Expensing Proposal

Resolved, that the shareholders of PPG Industries ("PPG" or "the Company") hereby request that PPG's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies focused on short-term stock prices rather than long-term corporate value.

A recent Standard & Poor's report indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Globe and Mail, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a New York Times Op-Ed piece on July 24, 2002:

> 'There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about

> Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all CEO's have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?"

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Washington Post and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act.

We urge a Vote FOR this proposal.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

January 9, 2003

VIA FACSIMILE: 202.942.9525
VIA E-MAIL: cfletters@sec.gov
VIA United States Postal Service

Division of Corporation Finance
Office of the Chief Counsel
Securities & Exchange Commission
450 Fifth Street NW
Washington, D.C. 20001

RE: No-Action Request from PPG Industries ("PPG") regarding shareholder proposal ("the proposal") from the International Brotherhood of Teamsters General Fund ("Teamsters," or "the Fund")

Ladies and Gentlemen:

The Teamsters are in receipt of a copy of a letter dated December 16, 2002, ("the letter") to you from PPG requesting no enforcement action if the Company chooses to exclude the proposal from PPG's 2003 proxy materials.

PPG incorrectly claims that the proposal contains false and misleading information in the proposal and supporting statement. The Company erroneously claims that the following statement of support from the proposal is false and misleading:

> A recent Standard & Poor's report indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%.

PPG claims that the above statement is false and misleading simply because the report does not specifically refer to PPG. It is neither false nor misleading. Therefore, the proposal MUST be included in PPG's 2003 proxy materials. If the

Company's management wishes to argue the specific merits of the supporting statement, they have ample opportunity to convince our fellow owners of their own views. However, simple disagreement with the intent of the proposal does NOT allow the Company to suggest that a true statement is false. Nor is it grounds for exclusion.

The Teamsters would be willing to provide –as a footnote—the statement,

> "Expensing stock options would have decreased PPG's earnings for the years 1999, 2000 and 2001 by 4.3%, 3.6% and 6.1%, respectively;"

provided that PPG is willing to waive the proposal word limit, as the footnote will increase the word count to 515.

If PPG is unwilling to waive the word limit, then we request full enforcement of the Proposal as is.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Fund urges you to protect PPG's shareholders who support the expensing of stock options, and, by extension, all shareholders who take an interest in Corporate Governance, by denying the Company's request for no-action.

Thank you.

Sincerely,

Louis Malizia
Assistant Director for Corporate Affairs

cc: David H. McClain, Assistant Counsel, PPG Industries

LM/jph

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PPG Industries, Inc.
Incoming letter dated December 16, 2002

The proposal requests the board of directors to establish a policy of expensing all future stock options in the company's annual income statement.

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor